SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 13, 2025

1.               DATE, TIME AND PLACE: On November 13, 2025, at 3:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Industrial de Camaçari, City of Camaçari, State of Bahia, CEP 42816-200.

2.               CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on October 14, 15 e 16, 2025, on pages 22, 11 e 09 respectively, and on the website of said (https://publicidadelegal.correio24horas.com.br/).

3.               ATTENDANCE: Shareholders representing 97,91% (ninety-seven point ninety-one) of the common shares and 75,77% (seventy-five point seventy-seven) of the preferred shares issued by the Company participated in the Meeting, as verified by the information contained in the analytical maps prepared by the registrar, the central depository, and the Company itself, in accordance with article 48, item II of CVM Resolution 81, as per the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participant was Mr. Geraldo Vilaça, representative of the Company’s management, who was available to make any clarifications on the items of the Meeting agenda.

4.               PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Felipe Guimarães Rosa Bon presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

5.               AGENDA: Discussion about: (i) replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025; (ii) amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company; (iii) inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors; (iv) amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries; e (v) due to the amendments resolved in items (ii) to (iv) above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable.

1

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

6.               PRELIMINARY PROCEDURES: Before starting the proceedings, the Chairman of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81. Furthermore, the Chairman informed that the consolidated summary map of remote voting, which includes the information from the summary maps of the central depository, the registrar, and the votes sent directly to the Company, was available for consultation by the shareholders present.

7.               RESOLUTIONS: As proposed by the Chairman of the Meeting, it was unanimously waived by the shareholders present the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders who are fully aware of them. The shareholders present also unanimously authorized the publication of the minutes of this Meeting with the omission of the shareholders’ signatures, in accordance with Article 130, §2 of the Brazilian Corporation Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

7.1.           REPALACEMENT OF EFFECTIVE MEMBER OF THE COMPANY’S BOARD OF DIRECTORS: Considering the resignation submitted by Mr. Roberto Faldini from the position of Effective Member of the Company’s Board of Directors, whose substitute was indicated in correspondence sent by Novonor and NSP Inv., exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders’ Agreement, was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the election of Mr. Lucas Cive Barbosa, brazilian, married under the regime of total separation of property, administrator, registered with CPF/MF under No. 323.198.758-08, holder of Identity Card RG No. 44.026.279-3 IIRGD/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, indicated by the shareholders Novonor and NSP Inv. to occupy the position of effective member of the Board of Directors, replacing Mr. Roberto Faldini, also indicated by the shareholders Novonor and NSP Inv.

2

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

7.1.1.       The effective member of the Board of Directors is elected to conclude the remaining terms of office, which will end on the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025.

7.1.2.       The effective member of the Board of Directors hereby elected take office on the present date, by signing the respective term of investiture drawn up in the proper book. The Director now elected was previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law that he is not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Resolution No. 44, of August 23, 2021, and in CVM Resolution 80, of March 29, 2022, written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new member also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s head office.

7.1.2.       Due to the consideration resolved in the item 7.1 above, the Company’s Board of Diretocrs is hereby aprroved as follow:

EFECTIVE MEMBERS	ALTERNATE MEMBERS
HECTOR NUÑEZ (CHAIRMAN)	-
OLAVO BENTES DAVID (VICE CHAIRMAN)	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (INDEPENDENT MEMBER)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
MAURICIO DANTAS BEZERRA	-
JULIANA SÁ VIEIRA BAIARDI	-
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	GUILHERME SIMÕES DE ABREU
LUCAS CIVE BARBOSA	-

3

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

CARLOS PLACHTA (INDEPENDENT MEMBER)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
LUIZ EDUARDO VALENTE MOREIRA	LINEU FACHIN LEONARDO

7.2.           AMENDMENT TO ARTICLE 2 OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the amendment of article 2 of the Company's Bylaws, in order to improve its wording, adapting the text of the corporate purpose to the current reality of the activities carried out by the Company.

7.2.1.      Due to the resolution, the main sections of article 2 of the Company’s Bylaws shall become effective as of this date with the following new wording:

“Article 2° - The objectives of the Company are as follows: a) the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and for third-party companies; d) the taking of holdings in other companies, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f) the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; h) the provision of services related to the activities above and similar ones; and i) research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.”

4

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

7.3.           INCLUSION OF A PROVISION IN THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the inclusion of a new article 20 in the Company’s Bylaws, with the purpose of improving the rules and the structure of the process for electing the Board of Directors at the General Shareholders’ Meeting, providing greater transparency to the election process.

7.3.1.      Due to the resolution, the main sections of article 20 of the Company’s Bylaws shall become efetive as of this date with the following new wording:

“Article 20 - The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable. First Paragraph - For clarification purposes, the provision in the caput shall not apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies. Second Paragraph - In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders. Third Paragraph - The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations. Fourth Paragraph - The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules. Fifth Paragraph - If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor

5

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates. Sixth Paragraph - Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 18 above. Seventh Paragraph - It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors. Eighth Paragraph - Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected. Ninth Paragraph - In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.”

7.4.           AMENDMENT TO ARTICLE 26 OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the amendment of article 26 of the Company’s Bylaws to: (a) update the approval thresholds of the Board of Directors in accordance with inflation (IPCA) for the period, calculated from the date of approval of each threshold; (b) include a provision granting the Board of Directors specific authority to annually assess the appropriateness of updating the approval thresholds under its responsibility, based on inflation variation measured by officially recognized inflation indices; and (c) remove from the list of responsibilities of the Board of Directors the authority to appoint and replace the independent auditors of the Company’s subsidiaries, allowing the Executive Board to have autonomy over this matter, while enabling the Board of Directors to focus on strategic issues.

7.4.1.      Due to the resolution, the main sections of article 26 of the Company’s Bylaws shall become efetive as of this date with the following new wording:

“Article 26 - The Board of Directors is responsible for: (i) setting the general business policy of the Company; (ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00); (iii) deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and

6

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

monitoring implementation thereof; (iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance; (v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves; (vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees; (vii) approving the criteria for the employee participation in the profit sharing program; (viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters; (ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts; (x) appointing and replacing the independent auditors of the Company; (xi) calling the Annual and Extraordinary General Meeting(s); (xii) submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital; (xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums; (xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.00), in accordance with the Company’s Business Plan; (xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or

7

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies; (xviii) decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than thirty million reais (R$30,000,000.00) per operation or higher, together, to ninety million reais (R$90,000,000.00) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22; (xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere; (xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”; (xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company; (xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”); (xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;(xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares; (xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting; (xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in

8

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company; (xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission; (xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors; (xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; (xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and (xxxi) to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws.”

7.5.           CONSOLIDATION OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the consolidation of the Company’s Bylaws as a result of the approval of the previous resolutions, including renumbering articles and paragraphs as applicable. The consolidated version of the Company’s Bylaws shall become part of these minutes as Annex II.

8.               CLOSURE: Pursuant to article 30, paragraph 4, of CVM Resolution 80, the total approvals recorded in the voting for each item on the agenda are indicated in Annex I, which, for all purposes, shall be considered an integral part of these minutes. There being no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by the members of the Presiding Board, and the shareholders who participated in the Meeting through the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be deemed signatories of these minutes, pursuant to Article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders’ Attendance Book. Furthermore, pursuant to Article 130, paragraph 1 of the Brazilian Corporations Law, these minutes were drawn up in summary form of the events that occurred. Finally, it was unanimously authorized by the shareholders that these minutes be published with the omission of shareholders’ signatures, pursuant to Article 130, paragraph 2 of the Brazilian Corporations Law.

9

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Camaçari/BA, November 13, 2025.

PRESIDING BOARD:

_______________________________ Felipe Guimarães Rosa Bon Chairman	_______________________________ Lilian Porto Bruno Secretary

Shareholders Present:

NSP INVESTIMENTOS S.A.

NOVONOR S.A. – Em Recuperação Judicial

(p.p. Sra. Simone Torres)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Sr. Flavio de Oliveira Correa)

The Bank of New York Mellon

(p.p. Sr. Christiano Marques de Godoy)

Votes presented via Remote Voting Ballots:

SOJITZ CORPORATION

ALUISIO MENDES DA ROCHA FILHO
EVERSON LUAN MEDEIROS SOARES
DANILO CERQUEIRA DO ESPIRITO SANTO
RONALDO JEAN GUBIANI
ADALBERTO BANDEIRA DE CARVALHO
DHANNI LAIDE MARCONATTO

10

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

LAMARQUE RODRIGUES COSTA
GIDEONI FERREIRA DA SILVA
IAN GASPARIN
EDSON BARBOSA DE SANT ANA
JORGE AUGUSTO DA COSTA ANDRADE
RAFAEL DE LIMA OLIVEIRA
ANDRE DE GOES BRAGA
JOAO FRANCISCO DE JESUS JUNIOR
CLAUDIA RODRIGUES DA SILVA
ALLAN DONNOLA BARRETO
DIOGO PITOL CANGUSSU
EDEN MARCOS GIALDI
ANTONIO ANDRADE NASCIMENTO NETO
FABIO CLERICI
GRACIEL MARQUES TARAO
GLEYDSON PUBLIO AZEVEDO
FELIPE SEREJO RESEMINI
BRUNO LIMA DE SOUZA
ALBERTO RIBEIRO DA MOTTA
GIOVANI SANTOS CORREIA DA SILVA
LEVI DE OLIVEIRA
LUIZ GUSTAVO ALVES DOS SANTOS
RENATO VICENTE DA SILVA
MARCOS PEREIRA DOS SANTOS
REGINALDO DO NASCIMENTO
ALINE ANASTACIO
PAUL MARQUES IVAN
VINICIUS COSTA ZEQUIEL
JOSE ROBERTO BENTO CORREIA
GUSTAVO MARTINS DE QUADROS
ORDILEI DE ASSIS DIACHUKA
THOMAS MAGNO DE JESUS SILVEIRA
HENRIQUE GABRIEL BECKER
FRANCISCO IVAN DA SILVA
ANTONIO CARLOS TIRADENTES RODOLPHI
EDSON RODRIGUES PEREIRA JUNIOR
JAYME KHAWAN ASSUNCAO MUNIZ FERREIRA

11

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ACIDALIA FRANCISCO DE SOUZA FARIAS
MARONITO RAIMUNDO DE FRANCA
ROBERTO FORTUNATO
CARLOS ROGERIO CAMPESTRINI
SIDEZIO DOS SANTOS MIGUEL
SANTIAGO BARBOSA FRAGA
RAPHAEL TASCA MENDES
OSMAIR RIBEIRO
EDIVALDO LOPES PEIXOTO
APARECIDA CRISTINA DE SOUZA
PEDRO BERNARDINELLI JUNIOR
JOSE NILTON ALCANTARA SILVA
FELIPE BORGES LANA
PLINIO AUGUSTO GONCALVES
EMANUEL MESSIAS DO NASCIMENTO
WILLIAN CLEYSON FRITSCHE
ELSON JOSE DA SILVA GOMES
FERNANDO SILVA SANTOS
ANNDERSON HENRY RODRIGUES OLIVEIRA
ADALBERTO JOSE PIAZZA
CAROLINE KROEFF MACHADO
MARCEL SEVERO
REINALDO FERREIRA AMILTON
MARIO HENRIQUE SILVEIRA DE ALMEIDA
MARCELO HISASHI MITSUI
MARCELO FRANCISCO LORO
CARLOS EDUARDO COSTA DELUNARDO
ROBERTO SANTIAGO CERQUEIRA
SIDNEY SILVANE DOS SANTOS
PABLO MICHEL BRAUN SMANIOTTO
VANDEMBERG DA ROSA DOS SANTOS ALMEIDA
MARCIO PAULO PEREIRA
ANDRE MANFROI TOLEDO
EVALDO JOSE KUMMER
GUSTAVO HENRIQUE JUSTINO DA SILVA
MARCO ANTONIO ROMANELLI NOGUEIRA
NILTON DE FREITAS SOUZA RAMOS

12

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

FRANCISCO DE ASSIS DIAS
ALBERTIANO DIAS DA SILVA
LEONARDO GOMES DA SILVA
JOSE HENRIQUE ROBLES RODRIGUES
ELAINE RODRIGUEZ DE SOUZA
AGILDO SANA DE SOUZA
RONEY REIS DE PAULA
RICARDO LISIAS TUPONI
ANDERSON APARECIDO DOS SANTOS
MICHEL FERNANDES
PAULO VILLIGER THOMAZ DA ROSA
SANDRIGO ALVES DE BRITO GOMES
SAMUEL DA SILVA TEIXEIRA
ANGELO CESAR MARTINS
DANIEL FRANCISCO PELUSO COSTA
MARCELLO CENCI
MAYKON LEANDRO REUS
VINNICIUS GABRIEL MENDES DA FONSECA
RODRIGO SANTOS DA SILVA
FABIO LUIZ LOBO MAZZA JUNIOR
RAMON SIDNEI DOS SANTOS
JOSEMIR DE BARROS SILVA
FULVIO DE MORAES GOMES
EDNEI JOSE VECCHIATO
RAFHAEL JUNIO DE OLIVEIRA MAIA
JULIO FERREIRA GOMES
HERNON CALLEGARIO VEIGA
SIMONE PEREIRA VIANA
MARCOS VIEIRA
RAFAEL VERDUN DE AQUINO
ANGELO MILBRATZ BERTOLLI
RENE ETIENE GUERCI
TAMARA KENYA MIRANDA DA SILVA
LENO CHARLES DE FIGUEIREDO JUNIOR
JEAN CARLOS DUARTE MATEUS
GUILHERME DO NASCIMENTO BARCELOS
JOAO ROBERTO CABRAL DE LIMA

13

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

JOSE MARCELO RIBEIRO JUNIOR
FELIPE MAGARAO COSTA
ARNALDO ALVES DE LIMA FILHO
FLORIO FONTOLAN FILHO
NUBIO SAITO FLORES
JOSE ROBERTO RODRIGUES JUNIOR
KEVIN BATISTA DE ARAUJO BEZERRA DA SILVA
FERNANDO VINICIOS GOMES DA SILVA
VICTOR CONTINI NETO
LUCIANA NICODEMOS DE FRANCA
CLEBER LEANDRO GONZALES
RAIMUNDO NAILTON DE JESUS
VICTOR CASTRO PACHECO
JULIANA CELIA ARRUDA
WAGNER DE OLIVEIRA FERREIRA
RENATO OLIVEIRA FERRAZ
ADRIANO APARECIDO GEA
BRUNO VRBAN AQUINO
MARCELO CECILIO VIEIRA DE OLIVEIRA
GUSTAVO INACIO CAPUTO JUNIOR
OSVALDO MELLO DE OLIVEIRA JUNIOR
FABRICIO MIRAGLIA
VINICIUS ALECIO
DANIEL ANNUNCIATO JUNIOR
MARCUS VINICIUS DE ASSIS
JACQUES PORTELA DE AZAMBUJA
MARIA DO ROSARIO RITO E MELO CHAVES
JOAO HENRIQUE MERTEN PEIXOTO
LUIZ GUSTAVO ZILLI ANSELONI
CLAUDIO ELIAS DO NASCIMENTO
GAUDENCIO GOMES
RODRIGO DER FORTES
FERNANDO DOMINGUES
LEANDRO HENRIQUE CASTILHO
EDGARD SANCHES
EDMILSON PEREIRA DE GODOY
CARLOS GUSTAVO BUCALON

14

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ANDRE LUIZ RIBEIRO
FABIO FEITOZA DA SILVA
EDSON MILTON GENOVA
WILBER GREGIO TONHOLI
FRANCIS SAMPAIO REBOUCAS
DANIEL GUSTAVO LARIOS BRAGA
JANDERSON LIBERA DE ALENCAR
AMILTON JOSE FIORIN JUNIOR
CASSIO EDNELSON DOMINGUES
MARCOS ANTONIO ALEXANDRE DE MEDEIROS JUNIOR
CHARLES MOTA MIRANDA
DIOGO HENRIQUE PREZOTO CASTELANO
JUAREZ AMERICO MOTYCZKA
LEANDRO TADEU LANCA
VALFREDO MARINI
NATHAN WEISSMAN MEHLBERG
ISAIAS FERREIRA DE ARAUJO
ED CARLOS LEITE
EDSON ROSA JUNIOR
ELOIZA BERNARDES DA SILVA
JOAO AFONSO ROBLES MOREIRA JUNIOR
JAIME ROBERTO SCHMIDT
SIDNEY AUGUSTO GAMITO
RICARDO SOITI SAKON
REGINA ALVES DE NOVAIS
CAIO HENRIQUE VERNASCHI
EVERTON DOS SANTOS COSTA
THIAGO BERNARDES
ALESSANDRO AGUIAR ALVES
PEDRO HENRIQUE BASSETTO DA SILVA
BRUNO CANTO BUGALLO
ANTONIO CALADO DE CARVALHO FILHO
THIAGO VALENTIM PIXITORI CARDOSO
FRANCIELE SANTOS ROCHA
RENE ANDRE REINIG CARVALHO
LUCIANO MICHAEL DE SOUZA
SAMANTA CAROLINA DOS SANTOS

15

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

GILSON PEREIRA
IANNES VELASQUES KERN DE QUEIROS
LIGIA BARRETO BATISTA
ALEXANDRE VIECELLI
GUSTAVO DE ASSIS OLIVEIRA
EDILSON DE SOUZA MAGALHAES
LUCIANA MARIA JORDAO INACIO
GILMAR DE CAMPOS RIBEIRO
DOUGLAS LOPES DA SILVA
ADIRSON FRANCISCO FERREIRA
AUDALIO JOSE DE FREITAS
MARIO SERGIO PINTO
ELDER SANTOS NAZARETH
ANTONIO MOREIRA DA SILVA
MARCUS DOS SANTOS ALEKSANDRAVICIUS
JULIO CESAR DE ABREU
CONRADO ALCESTE MONTINERI JUNIOR
CARLOS ROBERTO DE AGUIAR
PEDRO MENDES
SERGIO AUGUSTO ALVES COUTINHO
JOAO CARLOS MACEDO OZORIO
CARLOS AUGUSTO CZECH
ADMIR TADEU ROSSINI
ALDO JOSE KUHL JUNIOR
CARLOS HENRIQUE SOUSA SANTOS
SERGIO DEMICHURKI
JULIO CESAR SOARES VIVIAN
EDUARDO JORGE B DA SILVA
MAURO CORDEIRO DORNELLAS
EDSON ROBERTO PAROLIN
RENATO MILER SEGALA
WASHINGTON LUIZ DE ALBUQUERQUE SILVA
ELCIO ANTONIO WORELL
MARCOS MARTINS TINOCO
ADRIANO ROBERTO COMIN
CRISTIANO DE CASTRO
SAULO PACHECO JUNIOR

16

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

DUART MOREIRA DUART
RICARDO PEREIRA DE LIMA
ROVANIO BUSSOLO
ELI BARCELOS
SEBASTIAO EUDES ALVES
DIOGO VANDERLEI SCHWERTNER
NADSON DIVINO DE JESUS
JOEL DA SILVA CARDOSO
WELERSON LUIZ FELIPE LOPES
KLEBER SANTOS COSTA
MARCELLO PASSOS
NILTON ROSA PEREIRA
JAIRO PEREIRA BARBOSA
ANTONIO DA SILVA FERRO
ALFREDO MONTELONGO FLORES
VINICIUS DE SOUZA GUIMARAES
JULIANO DAMO
ROSENILSON DOS REIS CASTRO
GILBERTO OLIVEIRA DO CARMO JUNIOR
REGINALDO RIBEIRO DA SILVA
OSCAR SEIITI SAKASHITA
JOSE ROBERTO MANFIO
EVERSON FERNANDO PICKLER
MARCIO FORTUNA GARCES DE MENEZES
EGIDIO LUCCA FILHO
NATANAEL CRESPO DE QUEIROZ FILHO
RAPHAEL SAULORS CHAPUR
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
MANAGED PENSION FUNDS LIMITED
MULTI STYLE MULTI MANAGER FUNDS PLC
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
TEACHER RETIREMENT SYSTEM OF TEXAS
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
INTERNATIONAL MONETARY FUND

17

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

UTAH STATE RETIREMENT SYSTEMS
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
ALASKA PERMANENT FUND
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
ISHARES PUBLIC LIMITED COMPANY
IVESCO FTSE RAFI EMERGING MARKETS ETF
ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
COLLEGE RETIREMENT EQUITIES FUND
SPDR SP EMERGING MARKETS SMALL CAP ETF
SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
ISHARES III PUBLIC LIMITED COMPANY
AMERICAN HEART ASSOCIATION, INC.
ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
M&G GLOBAL E. M. FUND A SUB FUND OF M&G I. F. (7)
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
ISHARES MSCI BRAZIL SMALL CAP ETF
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
SSGA SPDR ETFS EUROPE I PLC
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
CC AND L Q 140-40 FUND

18

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ISHARES IV PUBLIC LIMITED COMPANY
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
M&G (LUX) INVESTMENT FUNDS 1
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND
EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B
GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
THRIFT SAVINGS PLAN
REASSURE LIMITED
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
BLACKROCK BALANCED CAPITAL FUND, INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
HSBC ETFS PLC H MSCI E M S C ESG U ETF BC BNP PARIBAS BR SA
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS

19

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

SPDR S&P EMERGING MARKETS EX-CHINA ETF
VANGUARD EMERGING MARKETS EX-CHINA ETF
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

20

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ANNEX I

SUMMARY VOTING FINAL MAP

Agenda of the Extraordinary General Meeting held on November 13, 2025

Code of the Resolution	Description of the Resolution	Vote on the Resolution	Number of Shares		(%) of the Share Capital	(%) of the Total Number of Common Shares	%) of the Total Number of Preferred Shares
			Number of Common Shares	Number of Preferred Shares
1	Replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025	APPROVALS	442,189,790	181,055,567	78.2%	97.9%	52.4%
		REJECTIONS	19,750	16,387,070	2.1%	0.0%	4.7%
		ABSTENTIONS	2,942	89,037	0.0%	0.0%	0.0%

21

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

2	Amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company	APPROVALS	442,190,789	197,261,650	80.2%	97.9%	57.1%
		REJECTIONS	18,727	192,235	0.0%	0.0%	0.1%
		ABSTENTIONS	2,966	78,341	0.0%	0.0%	0.0%
3	Inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors	APPROVALS	442,194,213	180,717,541	78.1%	97.9%	52.3%
		REJECTIONS	17,201	16,744,175	2.1%	0.0%	4.8%
		ABSTENTIONS	1,068	69,798	0.0%	0.0%	0.0%

22

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

4	Amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries	APPROVALS	442,187,137	197,112,441	80.2%	97.9%	57.0%
		REJECTIONS	18,202	351,213	0.0%	0.0%	0.1%
		ABSTENTIONS	7,143	68,454	0.0%	0.0%	0.0%
5	Due to the amendments resolved in items 2 to 4 above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable	APPROVALS	442,190,990	197,367,398	80.2%	97.9%	57.1%
		REJECTIONS	18,326	104,633	0.0%	0.0%	0.0%
		ABSTENTIONS	3,166	60,079	0.0%	0.0%	0.0%

23

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.